CERTIFICATE OF NOTIFICATION

                                    Filed by

                            MISSISSIPPI POWER COMPANY

Pursuant to orders of the Securities and Exchange Commission (the "Commission") dated December 15, 1994, January 17, 1996, August 26, 1996, January 14, 1997, January 29, 1997, February 5, 1997, June 10, 1997, January 16, 1998, December 7, 1998 and June 8, 2001 in the matter of File No. 70-8461.

                                 --------------

Mississippi Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows with respect to the transactions described herein:

         1. On March 22, 2002, the issuance and sale by Mississippi Power Capital Trust II, a Delaware statutory business trust (the "Trust"), of 1,400,000 of its 7.20% Trust Originated Preferred Securities (Liquidation Amount $25 per Preferred Security) (the "Trust Preferred Securities") and all transactions relating thereto were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         2. The issuance by the Company of $36,082,475 aggregate principal amount of its Series B 7.20% Junior Subordinated Notes due December 30, 2041 (the "Junior Subordinated Notes"), pursuant to the Second Supplemental Indenture dated as of March 22, 2002, supplementing the Subordinated Note Indenture dated as of February 1, 1997, between the Company and Bankers Trust Company, as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         3. The execution by the Company of the Guarantee Agreement, dated as of March 1, 2002, providing for the guarantee by the Company of certain obligations of the Trust in respect of the Trust Preferred Securities was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.


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         4.       Filed herewith are the following exhibits:

                  Exhibit  A - Prospectus Supplement with respect to
                               the Trust Preferred Securities, dated March
                               15, 2002. (Filed electronically March 19,
                               2002, in File Nos. 333-45069, 333-45069-01 and
                               333-45069-02.)

                  Exhibit  B - Underwriting Agreement dated March 15,
                               2002. (Designated in Form 8-K dated March
                               15, 2002, as Exhibit 1.)

                  Exhibit C -  Amended and Restated Trust Agreement
                               dated as of March 1, 2002. (Designated in Form 8-K dated March 15, 2002, as Exhibit 4.5.)

                  Exhibit D -  Second Supplemental Indenture to the
                               Subordinated Note Indenture dated as of
                               March 22, 2002, between the Company and
                               Bankers Trust Company, as trustee.
                               (Designated in Form 8-K dated March 15,
                               2002, as Exhibit 4.2.)

                  Exhibit E -  Guarantee Agreement, dated as of March
                               1, 2002, with respect to the Trust Preferred
                               Securities. (Designated in Form 8-K dated
                               March 15, 2002, as Exhibit 4.8.)

                  Exhibit F -  Opinion of Balch & Bingham LLP dated
                               April 1 , 2002.




Dated    April 1, 2002                      MISSISSIPPI POWER COMPANY



                                             By  /s/Wayne Boston
                                                 Wayne Boston
                                                 Assistant Secretary